Exhibit 99.1

Conversion and Final Maturity of $300m 2.80%
Convertible Notes due 2011 issued by Subsea 7 Inc.
(ISIN: NO 0010315344) (the "Notes")

Luxembourg – May 31, 2011 - Subsea 7 S.A. (Oslo Børs: SUBC) (the “Company”) and Subsea 7 Inc. (the “Issuer”).

The Company and the Issuer announce that holders representing $62,100,000 par value of the outstanding Notes have filed their Conversion Notice for their Notes to be converted into common shares of the Company. As a result, a total of 2,512,135 Common Shares in the Company will be delivered to Noteholders on June 6, 2011. These shares will be delivered from existing shares held in treasury. Fractional entitlements will be cash settled.

The balance of the outstanding Notes will be redeemed on June 6, 2011, the Final Maturity Date.

The Notes will be delisted from the Oslo Stock Exchange with effect from the close of trading on June 6, 2011.

Details of which are set out below:

Final Maturity Date:	June 6, 2011
Principal Amount:	$100,000.00 in respect of each $100,000 principal amount of Notes
Conversion Price:	$24.7200
Aggregate principal amount of Notes outstanding:	$228,700,000
Closing price of the Common Shares of the Company (at close on the Oslo Børs on May 30, 2011):	NOK 144.00
Number of Common Shares to be delivered in respect of each $100,000 principal amount of Notes:	4,0451

1 Each $100,000 principal amount of Notes entitles the Noteholder to 4,405.3074 Common Shares. Fractional entitlements will be cash settled.

Capitalised terms in this notice shall, except where the context otherwise requires bear the meaning given to them in the Trust Deed dated June 6, 2006.

This announcement is submitted on behalf of the Company and the Issuer.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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For further information, please contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.